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                                                                    Exhibit 4(h)

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

                                      RIDER

                     4 YEAR SURVIVORSHIP TERM LIFE INSURANCE

POLICY NUMBER                                                          9,000,000

RIDER ISSUE DATE                                                      09/01/2002

This Rider is attached to and made part of this Policy.

The Company will pay the Beneficiary the Rider Death Benefit upon receipt of due proof of both Insureds' death on or before the Expiry Date of this Rider, subject to the terms and conditions set forth below. Unless otherwise provided, the Owner and Beneficiary of this rider are the same as the Owner and Beneficiary of the Policy to which this Rider is attached.

RIDER DEATH BENEFIT. The death benefit of this Rider is an amount equal to 1.25 multiplied by the Face amount of the Policy, as shown in the Policy Schedule.

EXPIRY DATE. The Expiry Date of this Rider is the end of the fourth Policy Year.

COST. The cost of insurance for this Rider is included in the monthly deductions for the Policy to which this Rider is attached. It is determined by multiplying the monthly cost of insurance rate divided by 1,000 by the Rider Death Benefit. The monthly deduction for this Rider will cease upon the termination of this Rider.

The monthly cost of insurance rate is based on each Insured's Sex, Issue Age and Premium Class and the Rider's duration. Monthly cost of insurance rates will be determined by us, based on our expectations as to future mortality costs and expenses. Any change in cost of insurance rates will be in accordance with the Changes In Policy Cost Factors Provision of the Policy. The cost of insurance rates will never be greater than the Guaranteed Monthly Rider Cost Per $1,000 of Insurance Amount shown in the Policy Schedule.

CHANGE IN RIDER DEATH BENEFIT. After the first Policy Year, the amount of this Rider may decrease if the Face Amount of the Policy is decreased. The death benefit of the Rider will always equal 1.25 multiplied by the Face Amount shown in the Policy Schedule.

TERMINATION. This rider will terminate:

   1. upon written request;

   2. on its Expiry Date or the prior surrender or other termination of the Policy to which it is attached; or

   3. upon exercise of the Policy Split Option Rider, if included with the Policy to which this Rider is attached.

Attached by Nationwide Life Insurance Company of America on the issue date of this Rider.


/s/ Gary D. McMahan
President


Form C309                                                                (11.96)